www.lilly.com

Eli Lilly and Company Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A.

Phone 317 276 2000

June 1, 2011

VIA EDGAR

Ms. Staci Shannon

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company

File Number 001-06351

Dear Ms. Shannon:

Confirming our conversation on May 31, 2011, we are in receipt of your letter dated May 24, 2011. We will provide you with our response by June 22, 2011 due to competing priorities.

If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.

I can be reached at 317-276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/ Arnold C. Hanish
Vice President, Finance and Chief Accounting Officer